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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Resin Systems Inc.

We consent to the use of our audit report dated April 15, 2005, except for note 18(a) and note 21 which are as of July 29, 2005, on the consolidated balance sheets of Resin Systems Inc. as at December 31, 2004 and 2003 and August 31, 2003, and the consolidated statements of loss, deficit and cash flows for the year ended December 31, 2004 and the four month period ended December 31, 2003 and the years ended August 31, 2003 and 2002, and our report Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences dated July 29, 2005 which are included in this Annual Report on Form 40-F of the Company for the year ended December 31, 2004.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada

July 29, 2005

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.